Exhibit 99.1

Jonathan Wang Resigned as General Manager, Product Group II (AC/DC Products)

BCD Semiconductor Manufacturing Limited (the “Company”), by submitting this Form 6-K, announced that Mr. Jonathan Wang had resigned from the position of General Manager, Product Group II (AC/DC Products), of the Company effective as of August 4, 2011 to pursue other career interests.